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Filed Pursuant to Rule 424(b)(3)
File No. 333-196681

CAREY WATERMARK INVESTORS 2 INCORPORATED

Prospectus Supplement No. 2 Dated June 12, 2015
To Prospectus Dated April 13, 2015

        This prospectus supplement (the "Prospectus Supplement") is part of, and should be read in conjunction with, the prospectus of Carey Watermark Investors 2 Incorporated, dated April 13, 2015 (as amended or supplemented, the "Prospectus"). Unless the context indicates otherwise, the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Terms used but not defined in the Prospectus Supplement shall have the meanings given to them in the Prospectus. A copy of the Prospectus will be provided by Carey Watermark Investors 2 Incorporated upon request.

RECENT DEVELOPMENTS

Our Offering

        On April 13, 2015, our registration statement on Form S-11 (File No. 333-196681) was declared effective by the Securities and Exchange Commission under the Securities Act of 1933, as amended. As of June 5, 2015, we have issued 314,551 Class A Shares (approximately $3.1 million) and 225,064 Class T Shares (approximately $2.1 million) in connection with our offering, raising aggregate gross proceeds of approximately $5.2 million.

Acquisition

        The following section supplements the discussion about acquisitions contained in the "Prospectus Summary" section, beginning on page 7 of the Prospectus.

Investment in Ritz-Carlton Key Biscayne

On May 29, 2015, we acquired a 19.334% interest in a joint venture owning the Ritz-Carlton Key Biscayne hotel (the "Key Biscayne Venture"). Our affiliate, Carey Watermark Investors Incorporated ("CWI 1"), acquired a 47.336% interest in the Key Biscayne Venture on the same date. The remaining 33.33% interest is retained by the original owners. The property includes 302 resort guestrooms and 188 condo-hotel units (174 of which currently participate in the resort rental program) and is located in Key Biscayne, Florida.

The Key Biscayne Venture's total investment in the property is approximately $328.6 million, including debt and acquisition-related expenses. Our and CWI 1's investment was made through a joint venture (the "CWI REITs Venture") in the form of a preferred equity interest. CWI 1 is the managing member of the CWI REITs Venture. The equity portion of our investment was financed in full by a loan of $37.4 million from a subsidiary of W. P. Carey Inc., which is the ultimate parent of our advisor and holds an indirect interest in us, at a rate of LIBOR plus 1.1% and a maturity date of December 30, 2015.

The Key Biscayne Venture's total investment includes $164.0 million in assumed non-recourse debt financing comprised of a Note A for $160.0 million with an interest rate of 6.09% and a Note B for $4.0 million with an interest rate of 9.66%, both with a maturity date of June 2017.

  Acquisition Information

        ($ in thousands)

Hotel	State	Acquisition Date	Rooms(1)	Type of Hotel	CWI 2 Ownership %	CWI 2 Contractual Purchase Price(2)	CWI 2 Investment(3)	Acquisition Fees Paid to Advisor(4)	Initial Debt	Interest Rate(5)	Maturity Date

Ritz-Carlton Key Biscayne	FL	May 29, 2015	302	Resort	19.334%	$61,300	*	$1,862	$164,000	6.09%	06/2017

(1)	At the acquisition date, the property also included 188 condo-hotel units (174 of which participated in the resort rental program).
(2)	Amount represents our portion of the contractual purchase price. The equity portion of the purchase price was funded in full with a $37.4 million loan from an affiliate of our advisor.
(3)	It is not practicable to disclose the investment amount, which is comprised of the purchase price at time of acquisition plus capitalized costs, inclusive of fees paid to our advisor, given the period of time between the acquisition date and the date of this prospectus.
(4)	Amount represents our portion of the acquisition fee paid to the advisor.
(5)	The $164.0 million in debt is comprised of a Note A for $160.0 million with an interest rate of 6.09% and a Note B for $4.0 million with an interest rate of 9.66%, both with a maturity date of June 2017.

Occupancy, ADR and RevPAR

        The following tables present occupancy, ADR and RevPAR of the Ritz-Carlton Key Biscayne for 2010 through March 31, 2015, including periods prior to ownership.

Occupancy(1)
Hotel	2010	2011	2012	2013	2014	2015

Ritz-Carlton Key Biscayne	79.5%	77.4%	76.0%	78.8%	76.1%	78.3%
(1)
Occupancy is the percentage of rooms sold divided by rooms available.

ADR(1)
Hotel	2010	2011	2012	2013	2014	2015

Ritz-Carlton Key Biscayne	$322.61	$355.42	$371.74	$396.83	$408.20	$577.23
(1)
ADR is room revenue divided by rooms sold, displayed as the average rental rate for a single room.

RevPAR(1)
Hotel	2010	2011	2012	2013	2014	2015

Ritz-Carlton Key Biscayne	$256.52	$275.01	$282.68	$312.64	$310.46	$452.24
(1)
RevPAR is room revenue divided by available rooms.

        The table below presents information about renovations as of the date of this prospectus.

Hotel	Renovations

Ritz-Carlton Key Biscayne	An estimated $12.4 million renovation is planned for the hotel, of which $2.5 million was funded at closing, with the remainder expected to be funded through cash accounts. All of the guest rooms and condo-hotel units are scheduled to receive a full replacement of all soft goods, along with various bathroom upgrades. Renovation of the condo-hotel units will be paid by their owners. The renovation is currently anticipated to be completed in 2016.

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  Filed Pursuant to Rule 424(b)(3) File No. 333-196681
CAREY WATERMARK INVESTORS 2 INCORPORATED
RECENT DEVELOPMENTS